BlackRock Health Sciences Trust II

100 Bellevue Parkway

Wilmington, DE 19809

January 24, 2020

VIA EDGAR

Deborah L. O’Neal

Attorney

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Health Sciences Trust II

(File Nos. 333-233373 and 811-23466)

Dear Ms. O’Neal:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Health Sciences Trust II (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 12:00 p.m., Washington, D.C. time, on Tuesday, January 28, 2020, or as soon thereafter as reasonably practicable.

Very truly yours,

BLACKROCK HEALTH SCIENCES TRUST II

By:	/s/ Janey Ahn
Name: Janey Ahn
Title: Secretary